Exhibit 99.1

TD Bank Financial Group Finalizes Size of Common Share Offering

TORONTO, Dec. 2, 2008 - The Toronto-Dominion Bank (TD Bank Financial Group or TDBFG) today announced that a syndicate of underwriters led by TD Securities Inc. has exercised the over-allotment option to purchase an additional 4.5 million common shares. This brings the total issue announced on November 24, 2008, and expected to close December 5, 2008, to 35 million shares and gross proceeds raised under the offering to $1.4 billion.

The common shares will be issued by way of a prospectus supplement that will be filed with securities regulatory authorities in Canada under TDBFG's September 29, 2008 base shelf prospectus. The issue will qualify as Tier 1 capital for TDBFG.

The common shares to be offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy such common shares in the United States or in any other jurisdiction where such offer is unlawful.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group is the seventh largest bank in North America by branches and serves approximately 17 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth and TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 5.5 million on-line customers. TD Bank Financial Group had CDN$509 billion in assets as of July 31, 2008. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto Stock Exchange and New York Stock Exchange.

For further information: John van Boxmeer, Treasury and Balance Sheet Management, (416) 308-7309; Tim Thompson, Investor Relations, TD Bank Financial Group, (416) 308-9030; Nick Petter, Media Relations, TD Bank Financial Group, (416) 308-1861